SunAmerica Specialty Series

Sub-Item 77D:

On September 16, 2011, an Early Closure Condition, as defined in the prospectus, occurred with respect to the 2015 High Watermark Fund. This Early Closure Condition requires the Fund to irrevocably allocate its assets to its fixed income portfolio and to close to new investments. Since the Fund was already voluntarily closed to new investments as of February 12, 2010, the Fund will now be required to remain closed and will no longer have the ability to obtain equity exposure.